Joseph Kinsch to step down as Chairman of ArcelorMittal

Luxembourg, 4th December 2007 - ArcelorMittal today announces that Joseph Kinsch, Chairman of ArcelorMittal, will step down as Chairman of the Board of Directors at the company’s next AGM, to be held on 13 May 2008.

Lakshmi Mittal, President and CEO of ArcelorMittal said: “On behalf of all the members of the Board of Directors, I would like to thank Joseph for the leadership he has shown as Chairman since the merger. He has played a very important role, overseeing the company during the critical integration phase where the vast experience he gained during an illustrious 50 year career in the steel industry was invaluable. With the integration now complete, as Joseph approaches his 75th birthday, he has decided this is the right time for him to step down. However, I am pleased that we will not be losing all of his expertise as he has agreed to remain Chairman of the ArcelorMittal Foundation.”

As per the post-merger arrangements detailed in the Memorandum of Understanding, signed on 25th June 2006, the Board has unanimously nominated Lakshmi Mittal to become the new Chairman. Mr Mittal, who will also continue in his role as Chief Executive Officer, will take up this position following the 2008 ArcelorMittal AGM.

Joseph Kinsch said: “ArcelorMittal is a great company, with a great future. Over the past year the company has firmly established itself as a true global business, demonstrating leadership and transforming the long-term potential of the steel industry. I am proud to have chaired such a company during what has been arguably the most important chapter yet in its history. The Board and I are pleased to have appointed Lakshmi Mittal as the new Chairman. Lakshmi is clearly the most recognized steel industry professional in the world today. I have no doubts that under his guidance the Company will continue to go from strength to strength.”

An announcement on the position of a new President, who will fulfill the role of lead independent director, will be made at the time of the AGM.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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